UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 26, 2019, Realm Therapeutics plc (the “Company”) announced on March 15, 2019 that the Company’s AIM listing will cease and cancellation will be effective from 7:00 a.m. (GMT) on March 27, 2019.

Accordingly, today will be the last day of trading of Realm’s Ordinary Shares on AIM. Information on how to convert Ordinary Shares to American Depositary Shares (“ADSs”) is available on the Company’s website at www.realmtx.com.

With effect from March 27, 2019, on the basis that the Company’s place of central management and control is outside of the UK, Channel Islands and the Isle of Man, whilst the sale process continues, the Takeover Code will no longer apply to the Company and the process will no longer be a “formal process” under the Takeover Code.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the circular sent to Realm shareholders on 15 February 2019, which remains available on the Company’s website at www.realmtx.com.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated March 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

March 26, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer